VOYA LARGE CAP GROWTH PORTFOLIO

VY® INVESCO GROWTH AND INCOME PORTFOLIO

VY® T. ROWE PRICE DIVERSIFIED MID CAP PORTFOLIO

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258-2034

June 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn

Re:	Voya Investors Trust (on behalf of Voya Large Cap Growth Portfolio) File Number: 333-211169
Voya Investors Trust (on behalf of VY® Invesco Growth and Income Portfolio) File Number: 333-211170
Voya Partners Inc. (on behalf of VY T. Rowe Price Diversified Mid Cap Portfolio File Number: 333-211171 (collectively the “Trusts/Company”)

Dear Ms. Hahn:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trusts/Company respectfully requests that the effectiveness of the above-referenced registration statements (the “Registration Statements”) on Form N-14 be accelerated to June 13, 2016, or as soon thereafter as practicable. The Trust/company is aware of its obligations under the Securities Act.

Please call Kristen Freeman of Voya Investment Management at (480) 477-2650 as soon as the Registration Statements have been declared effective.

Very truly yours,

/s/ Kimberly A. Anderson

____________________________

Kimberly A. Anderson

Senior Vice President

Voya Investors Trust

Voya Partners Inc.